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

Supplemental Material for Financial Results for FY2009 Second Quarter (Unconsolidated)
( Japan GAAP )
--------------
                               FY2008                                                      FY2009                            FY2009
                              --------------------------------------------------          -------------------------------
                              -------------------                                         --------------------
                                         (Note 1)                       (Note 1)                      (Note 1)              Forecast
                                   1Q        2Q    First Half   3Q        4Q                  1Q         2Q    First Half
                                 (2007/    (2007/   (2007/    (2007/    (2008/  (2007/4-    (2008/     (2008/   (2008/      (2008/4-
                                  4-6)      7-9)     4-9)     10-12)     1-3)    2008/3)     4-6)       7-9)      4-9)       2009/3)
-------------------------------------------------------------------------------------------------------------------------   --------
Domestic vehicle production
(thousands of units)             1,018       982     2,000     1,133     1,131     4,264     1,027        980     2,007       3,850
..........................................................................................................................   .......
Overseas vehicle production
(thousands of units)             1,084     1,070     2,154     1,129     1,141     4,424     1,164        998     2,162       4,070
-------------------------------------------------------------------------------------------------------------------------   --------
Vehicle Sales
(thousands of units)             1,021       987     2,008     1,148     1,147     4,303     1,033        992     2,025       3,920
    .....................................................................................................................   ........
    Domestic                       358       371       729       410       456     1,595       368        354       722       1,470
    .....................................................................................................................   ........
    Exports                        663       616     1,279       738       691     2,708       665        638     1,303       2,450
      ...................................................................................................................   ........
           North America           326       307       633       350       321     1,304       310        273       583       1,040
      ...................................................................................................................   ........
              Europe               114        94       208       103       116       427       117        108       225         440
      ...................................................................................................................   ........
               Asia                 35        36        71        48        45       164        48         44        92         170
      ...................................................................................................................   .......
      Central and South America     30        31        61        33        25       119        26         25        51         100
      ...................................................................................................................   ........
              Oceania               45        41        86        49        52       187        51         44        95         170
      ...................................................................................................................   .......
              Africa                39        33        72        37        33       142        35         32        67         150
      ...................................................................................................................   ........
            Middle East             72        72       144       117        98       359        76        110       186         380
      ...................................................................................................................   ........
               Other                 2         2         4         1         1         6         2          2         4
-------------------------------------------------------------------------------------------------------------------------   --------
Housing Sales (units)              732     1,160     1,892     1,198     1,532     4,622       771      1,278     2,049       4,800
-------------------------------------------------------------------------------------------------------------------------   --------
Net Sales (billions of yen)    2,908.8   2,828.3   5,737.1   3,238.4   3,103.7  12,079.2   2,890.5    2,758.7   5,649.2    10,600.0
    .....................................................................................................................   ........
            Domestic             793.7     820.4   1,614.1     935.2   1,000.5   3,549.8     859.9      816.6   1,676.5
    .....................................................................................................................   ........
             Exports           2,115.1   2,007.9   4,123.0   2,303.2   2,103.2   8,529.4   2,030.6    1,942.1   3,972.7
-------------------------------------------------------------------------------------------------------------------------   --------
Operating Income (billions
of yen)                          324.6     285.1     609.7     299.0     199.9   1,108.6     173.5       79.0     252.5       140.0
  (Operating Income Ratio)(%) (   11.2 )(   10.1 )(   10.6 )(    9.2 )(    6.4 )(    9.2 ) (   6.0 ) (    2.9 )(    4.5 )    (  1.3)
-------------------------------------------------------------------------------------------------------------------------   --------
Ordinary Income (billions
of yen)                          511.0     341.4     852.4     498.7     229.5   1,580.6     401.4      193.8     595.2       600.0
  (Ordinary Income Ratio)(%)  (   17.6 )(   12.1 )(   14.9 )(   15.4 )(    7.4 )(   13.1 ) (  13.9 ) (    7.0 )(   10.5 )   (   5.7)
-------------------------------------------------------------------------------------------------------------------------   --------
Net Income (billions
of yen)                          361.5     240.4     601.9     375.1     161.1   1,138.1     321.1      151.1     472.2       510.0
  (Net Income Ratio)(%)       (   12.4 )(    8.5 )(   10.5 )(   11.6 )(    5.2 )(    9.4 ) (  11.1 ) (    5.5 )(    8.4 )   (   4.8)
-------------------------------------------------------------------------------------------------------------------------   --------
R&D Expenses (billions of yen)   194.1     184.6     378.7     213.6     226.2     818.5     199.6      208.8     408.4       780.0
-------------------------------------------------------------------------------------------------------------------------   --------
Depreciation Expenses
(billions of yen)                 72.8      77.7     150.5      63.3      63.6     277.4      68.8       76.8     145.6       320.0
-------------------------------------------------------------------------------------------------------------------------   --------
Capital Expenditures
(billions of yen)                 49.0      94.7     143.7      90.1     167.4     401.2      64.5       92.6     157.1       400.0
-------------------------------------------------------------------------------------------------------------------------   --------



-----------------------------------------------------     --------------------------------------------------------------------------
Analysis of Net Income for the                            Cautionary Statement with Respect to Forward-Looking Statements
first half of FY2009                   Unconsolidated
(billions of yen, approximately)                          This report contains forward-looking statements that reflect Toyota's
-----------------------------------------------------     plans and expectations. These forward-looking statements are not
Effects of Marketing Activities             60.0          guarantees of future performance and involve known and unknown risks,
-----------------------------------------------------     uncertainties and other factors that may cause Toyota's actual results,
Cost Reduction Efforts                     -20.0          performance, achievements or financial position to be materially different
    From Engineering                       -40.0          from any future results, performance, achievements or financial position
    From Manufacturing and Logistics        20.0          expressed or implied by these forward-looking statements. These factors
-----------------------------------------------------     include: (i) changes in economic conditions and market demand affecting,
Effects of Changes in Exchange Rates      -300.0          and the competitive environment in, the automotive markets in Japan, North
-----------------------------------------------------     America, Europe and other markets in which Toyota operates; (ii)
Increases in Expenses, etc                 -97.2          fluctuations in currency exchange rates, particularly with respect to the
-----------------------------------------------------     value of the Japanese yen, the U.S. dollar, the Euro, the Australian
      (Changes in Operating Income)       -357.2          dollar, the Canadian dollar and the British pound; (iii) Toyota's ability
-----------------------------------------------------     to realize production efficiencies and to implement capital expenditures
Non-operating Income                       100.0          at the levels and times planned by management; (iv) changes in the laws,
-----------------------------------------------------     regulations and government policies in the markets in which Toyota
Income Taxes , etc                         127.5          operates that affect Toyota's automotive operations, particularly laws,
-----------------------------------------------------     regulations and government policies relating to trade, environmental
      (Changes in Net Income)             -129.7          protection, vehicle emissions, vehicle fuel economy and vehicle safety,
-----------------------------------------------------     as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
                                                          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in
                                                          Toyota's annual report on Form 20-F, which is on file with the United
                                                          States Securities and Exchange Commission.
                                                          --------------------------------------------------------------------------
  (Note 1)  2Q = 6months - 1Q, 4Q = 12months - 9months
  (Note 2)  Shows the number of employees (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside Toyota and including loan employees from outside Toyota to Toyota)
  (Note 3)  2Q = Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
  (Note 4)  Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease.
  (Note 5)  Excluding financial subsidiaries
  (Note 6)  Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

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